UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number 001-35565

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

ABBVIE SAVINGS PROGRAM

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AbbVie Inc.

1 North Waukegan Road

North Chicago, IL 60064

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE WITH

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ABBVIE SAVINGS PLAN

DECEMBER 31, 2021 AND 2020

C O N T E N T S

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of the AbbVie Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the AbbVie Savings Plan (the Plan) as of December 31, 2021 and 2020, and the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2021 and 2020, and the changes in its net assets available for benefits for the year ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedules Required by ERISA

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2021 (referred to as the “supplemental schedule”), has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the Plan’s auditor since 2018.

Chicago, Illinois

June 23, 2022

AbbVie Savings Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2021 and 2020

(Dollars in thousands)

	2021	2020
Assets
Cash	$-	$225
Investments, at fair value	8,147,399	6,927,771
Employer contributions receivable	9,181	8,160
Notes receivable from participants	40,047	43,029
Accrued interest and dividend income	-	740
Due from brokers	93	498
Other receivable	98	-

Total assets	8,196,818	6,980,423

Liabilities
Accrued administrative expenses	-	107
Due to brokers	-	401

Total liabilities	-	508

NET ASSETS AVAILABLE FOR BENEFITS	$8,196,818	$6,979,915

The accompanying notes are an integral part of these statements.

AbbVie Savings Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2021

(Dollars in thousands)

Additions
Contributions
Employer	$108,281
Participant	225,196
Rollovers	34,426

Total contributions	367,903

Investment income
Net appreciation in fair value of investments	1,124,826
Interest and dividends	192,668

Net investment income	1,317,494

Interest income on notes receivable from participants	2,365

Total additions	1,687,762

Deductions
Benefits paid to participants	469,770
Other expenses	1,089

Total deductions	470,859

NET INCREASE	1,216,903

Net assets available for benefits
Beginning of year	6,979,915

End of year	$8,196,818

The accompanying notes are an integral part of this statement.

AbbVie Savings Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2021 and 2020

NOTE A - DESCRIPTION OF THE PLAN

The following description of the AbbVie Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

In general, United States employees of AbbVie Inc. ("AbbVie”) and selected participating subsidiaries and affiliates may, after meeting certain employment requirements, voluntarily participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Through March 31, 2021, Alight Solutions served as the recordkeeper of the Plan and The Northern Trust Company (“Northern Trust”) served as the custodian and trustee. Effective April 1, 2021, Empower Retirement replaced Alight Solutions as the recordkeeper and Great West Trust Company, LLC (“Custodian” and “Trustee”) replaced Northern Trust as the custodian and trustee.

Contributions and Vesting

Contributions to the Plan are paid to the AbbVie Savings Plan Trust (“Trust”). The Trust is administered by the Trustee (Northern Trust prior to April 1, 2021) and an investment committee comprised of AbbVie employees (the “Committee”).

Employees are eligible to make contributions immediately following their date of hire. Eligible employees electing to participate may contribute from 2% to 50% of their eligible earnings to the Trust. Participants who have attained age 50 before the end of the Plan year and who are making the maximum pretax contributions are eligible to make catch-up contributions. The Plan also permits Roth 401(k) after-tax contributions and a Roth 401(k) conversion feature. Participants may choose to make their contributions from pretax earnings, after-tax earnings or both. The pretax contributions are a pay conversion feature, which is a salary deferral option under the provisions of Section 401(k) of the Internal Revenue Code (“IRC”). All the contributions are subject to certain limitations of the IRC. Participant contributions may be invested in any of the investment options offered by the Plan.

Employer contributions to the Plan are made each payroll period based on the participating employees’ eligible earnings. The amount of the employer contribution is determined by the Board of Directors of AbbVie and, for the year ended December 31, 2021, was 5% of the participant’s eligible earnings if the employee elected to contribute at least 2% to the Plan. Employer contributions are invested each pay period according to the employee’s investment elections.

AbbVie Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2021 and 2020

NOTE A - DESCRIPTION OF THE PLAN - Continued

Contributions and Vesting - Continued

The Plan offers a variety of investment options, including AbbVie common shares. AbbVie was established by the January 1, 2013 separation of Abbott Laboratories (“Abbott”) into two publicly traded companies. The separation was a tax-free distribution where Abbott shareholders received one share of AbbVie stock for every share of Abbott held as of the close of business on December 12, 2012, the record date for the distribution. Effective January 1, 2013, AbbVie participants may no longer make new contributions or transfer new money to purchase Abbott stock in the Plan; however, they may continue to hold Abbott stock in their Plan accounts.

Cash dividends on shares of AbbVie common shares are (1) paid in cash to the participants or beneficiaries, (2) paid to the Plan and distributed in cash to participants or beneficiaries no later than 90 days after the close of the Plan’s year in which paid or (3) paid to the Plan and credited to the applicable accounts in which shares are held, as elected by each participant or beneficiary in accordance with rules established by the plan administrator.

Participants are at all times fully vested in their own contributions and earnings thereon. Vesting in employer contributions and earnings thereon is based on the following vesting schedule:

Vesting
Service	percentage
Less than two years	0%
Two years or more	100%

Non-vested portions of employer contributions and earnings thereon are forfeited as of an employee’s termination date. Forfeitures are used to (1) restore any forfeitures of participants who returned to service with AbbVie within a given period of time, (2) pay Plan expenses and (3) reduce future employer contributions if terminated participants do not return to service within the given period of time. In 2021, forfeitures reduced AbbVie’s contributions by approximately $1.9 million and paid Plan expenses of approximately $160,000. Approximately $1.1 million and $296,900 of forfeitures were available at the end of 2021 and 2020, respectively.

AbbVie Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2021 and 2020

NOTE A - DESCRIPTION OF THE PLAN - Continued

Distributions

Following retirement, termination or death, participants or their beneficiaries receive distributions in cash and/or AbbVie common shares and may receive them in installments, lump sums or, at their election, annuity insurance contracts for certain account balances, as defined (as these contracts are allocated to the respective participants, they are not recorded as assets of the Plan), or direct rollovers, as applicable. Also, upon retirement, participants may elect to defer distribution to a future date but, after termination of employment, distribution must be made or commence by the 1st of April following the year the participant reaches age 72 (or 70 ½ if the participant turned 70 ½ before January 1, 2020). Interest, dividends and other earnings will continue to accrue on such deferred amounts. In-service withdrawals are available in certain circumstances as defined by the Plan. The Plan also permits hardship withdrawals for participants who meet the criteria outlined in the Plan document.

In response to the pandemic outbreak of a novel coronavirus (COVID-19), the United States Congress passed the Coronavirus Aid, Relief and Economic Security Act (CARES Act) to provide expanded access to retirement plan accounts. In response, during 2020, the Plan implemented provisions under the CARES Act related to distributions for those participants who qualified under the CARES Act. The Plan was formally amended for such provisions on January 1, 2022 prior to the deadline required by the CARES Act

Administrative Expenses

Participants are charged transaction fees for loan and withdrawal processing and commissions on purchases and sales of AbbVie shares and sales of Abbott stock. Investment fees for mutual funds, collective trusts, and managed accounts are charged against the net assets of the respective fund. AbbVie pays other record-keeping and administration fees, where applicable. Expenses paid by AbbVie are excluded from these financial statements.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and AbbVie’s contributions and allocations of plan earnings, and is charged with any transaction fees or commissions incurred by the participant. Plan earnings are allocated based on the participant’s share of net earnings or losses of their respective elected investment options. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

AbbVie Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2021 and 2020

NOTE A - DESCRIPTION OF THE PLAN - Continued

Notes Receivable from Participants

Participants may convert their pretax accounts into one or two loans to themselves. The borrowing may not exceed the lesser of the current market value of the assets allocated to their pretax accounts or 50% of all of their Plan accounts up to $50,000, subject to Internal Revenue Service (“IRS”) limitations and restrictions. Participants pay interest on such borrowings at the prime rate in effect at the time the participant loan is made. Loans must be repaid within five years (or by the employee’s anticipated retirement date, if sooner) unless the loan is used for the purchase of the primary residence of the employee, in which case the repayment period can be extended to a period of fifteen years (or until the employee’s anticipated retirement date, if sooner). Repayment is made through periodic payroll deductions but a loan may be repaid in a lump sum at any time. For employees terminating employment with AbbVie during the repayment period, the balance of the outstanding loan is netted from their Plan distribution.

During 2020, the Plan implemented provisions under the CARES Act related to deferred loan repayments for those participants who qualified under the CARES Act. The Plan was formally amended for such provisions on January 1, 2022 prior to the deadline required by the CARES Act

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements have been prepared using the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

Investment Valuation

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan uses the following methods and significant assumptions to estimate the fair value of investments:

AbbVie Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2021 and 2020

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation – Continued

Common stock, mutual funds and collective trust funds - Valued at the published net asset value (“NAV”) or market price per share.

Certificates of deposit - Valued at amortized cost, which approximates fair value given the instruments’ short duration of less than 130 days.

U.S. government securities and corporate debt - Valued using pricing models maximizing the use of observable inputs for similar securities. This includes basing value on yields currently available on comparable securities of issuers with similar credit ratings. When quoted prices are not available for identical or similar bonds, the bond is valued under a discounted cash flows approach that maximizes observable inputs, such as current yields of similar instruments, but includes adjustments for certain risks that may not be observable, such as credit and liquidity risks or a broker quote if available.

Self-directed brokerage accounts – Include various securities which are valued at the closing price reported in the active market in which the securities are traded.

The fair value hierarchy under the accounting standard for fair value measurements consists of the following three levels:

•	Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets that the company has the ability to access;

•	Level 2 – Valuations based on quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuations in which all significant inputs are observable in the market; and

•	Level 3 – Valuations using significant inputs that are unobservable in the market and include the use of judgment by the company’s management about the assumptions market participants would use in pricing the asset or liability.

AbbVie Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2021 and 2020

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation – Continued

The following tables set forth the fair value hierarchy levels of the Plan’s assets at fair value at December 31, (dollars in thousands):

	Basis of Fair Value Measurement
2021	Level 1	Level 2	Level 3	Total
Common stock	$2,302,391	$-	$-	$2,302,391
Mutual funds	1,414,262	-	-	1,414,262
Collective trust funds	4,407,773	-	-	4,407,773
Self-directed brokerage accounts	22,973	-	-	22,973
Total assets at fair value	$8,147,399	$-	$-	8,147,399

	Basis of Fair Value Measurement
2020	Level 1	Level 2	Level 3	Total
Common stock	$1,893,533	$-	$-	$1,893,533
Mutual funds	1,870,976	-	-	1,870,976
Collective trust funds	2,814,034	-	-	2,814,034
Certificates of deposit	-	4,000	-	4,000
U.S. government securities	-	163,963	-	163,963
Corporate debt	-	181,265	-	181,265
Total assets at fair value	$6,578,543	$349,228	$-	6,927,771

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest. Delinquent loans are reclassified as distributions based upon the terms of the Plan. No allowance for credit losses has been recorded as of December 31, 2021 and 2020.

Investment Income Recognition

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net realized and unrealized appreciation/depreciation is recorded in the accompanying statement of changes in net assets available for benefits as net appreciation in fair value of investments.

Payment of Benefits

Benefits are recorded when paid.

AbbVie Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2021 and 2020

NOTE C – INVESTMENTS

A summary of AbbVie common share data as of December 31, is presented below:

	2021	2020
AbbVie common shares, 12,352,161 and 12,683,760 shares, respectively, (dollars in thousands)	$1,672,483	$1,359,065
Market value per share	$135.40	$107.15

In general, the investments provided by the Plan are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant accounts and the amounts reported in the statements of net assets available for benefits.

NOTE D - RELATED-PARTY AND PARTY-IN-INTEREST TRANSACTIONS

The Plan held units of a collective trust fund managed by Northern Trust, the former trustee for the Plan. The Plan also invests in the common stock of AbbVie. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transaction rules under ERISA. During 2021, the Plan received $65.9 million in common stock dividends from AbbVie.

Participants pay fees to the recordkeeper for loan and withdrawal transaction processing and also pay commissions on purchases and sales of AbbVie shares and sales of Abbott stock. These transactions qualify as permitted party-in-interest transactions.

NOTE E - PLAN TERMINATION

The Plan may be terminated at any time by AbbVie upon written notice to the Trustee and Board of Review, and will be terminated if AbbVie completely discontinues its contributions under the Plan. All participants’ account balances are fully vested upon Plan termination. Upon termination of the Plan, distributions of each participant’s share in the Trust, as determined by the terms of the Plan, will be made to each participant. At the present time, AbbVie has no intention of terminating the Plan.

AbbVie Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2021 and 2020

NOTE F - TAX STATUS

The Plan has received a determination letter from the IRS dated August 20, 2018, stating that the Plan is qualified under Section 401(a) of the IRC, and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes the Plan, as amended and restated, is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS or other applicable taxing authorities. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that there are no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE G - Reconciliation of Financial Statements to the Form 5500

The following is a reconciliation of the December 31, 2021 net assets available for benefits per the financial statements to the Form 5500 (dollars in thousands):

Net assets available for benefits per the financial statements	$8,196,818
Contract value to fair value adjustment for stable value funds reported at fair value on Form 5500	9,075
Transfer from Legacy Allergan, Inc. Retirement 401(k) Plan	3,468,591
Net assets available for benefits per Form 5500	$11,674,484

The following is a reconciliation of net increase in net assets available for benefits for the year ending December 31, 2021 per the financial statements to the Form 5500:

Net increase in net assets available for benefits per the financial statements	$1,216,903
Contract value to fair value adjustment for stable value funds reported at fair value on Form 5500	9,075
Transfer from Legacy Allergan, Inc. Retirement 401(k) Plan	3,468,591
Net increase in net assets available for benefits per Form 5500	$4,694,569

AbbVie Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2021 and 2020

NOTE H – SUBSEQUENT EVENTS

AbbVie has evaluated subsequent events and other than disclosed below, there were no subsequent events that require recognition or additional disclosure in these financial statements.

Effective January 1, 2022, the Legacy Allergan, Inc. Retirement 401(k) Plan (“Legacy Allergan Plan”) merged with and into the Plan. Net assets totaling approximately $3.47 billion were transferred from the Legacy Allergan Plan to the Plan.

Also effective January 1, 2022, the Plan was amended and restated. Any eligible employee who begins employment or re-employment on or after January 1, 2022, and any eligible employee who first becomes eligible to participate in the Plan on or after January 1, 2022, shall be covered by the AbbVie Savings Plan Plus (“ASP+”) provisions set forth in the Plan document. The ASP+ provisions provide for automatic enrollment into the Plan and matching contribution and annual company contribution formulas that differ from those that apply to participants who joined the Plan before January 1, 2022.

SUPPLEMENTAL SCHEDULE

AbbVie Savings Plan

EIN: 320375147, Plan Number: 001

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2021

(Dollars in thousands)

Identity of party involved/		Current
description of asset/ rate/ maturity	Cost (a)	value
*AbbVie Inc., common shares		$1,827,392	(b)

Abbott Laboratories, common shares		629,909

Money market fund
Vanguard Federal Money Market		1,080

Mutual funds
American Funds EuroPacific Growth Fund, Class R6		332,406	(b)
American Funds Growth Fund of America, Class R6		734,479
American Funds Washington Mutual Investors Fund, Class R6		235,308
Diamond Hill Small/Mid-Cap Fund		145,220

Collective trust funds
State Street Target Retirement 2020 Securities Lending Series Fund Class IV		114,805
State Street Target Retirement 2025 Securities Lending Series Fund Class IV		264,370
State Street Target Retirement 2030 Securities Lending Series Fund Class IV		295,056
State Street Target Retirement 2035 Securities Lending Series Fund Class IV		227,253
State Street Target Retirement 2040 Securities Lending Series Fund Class IV		188,207
State Street Target Retirement 2045 Securities Lending Series Fund Class IV		129,863
State Street Target Retirement 2050 Securities Lending Series Fund Class IV		86,405
State Street Target Retirement 2055 Securities Lending Series Fund Class IV		35,953
State Street Target Retirement 2060 Securities Lending Series Fund Class IV		20,878
State Street Target Retirement 2065 Securities Lending Series Fund Class IV		2,776
State Street Target Retirement Income Securities Lending Series Fund Class IV		55,229
State Street Global Allcap Equity Ex-US Index Securities Lending Series Fund Class II		435,174
State Street Russell Small/Mid Index Securities Lending Series Fund Class II		583,264
State Street S&P 500 Index Securities Lending Series Fund Class II		1,241,948
State Street US Bond Index Securities Lending Series Fund Class XIV		4,158
TCW Metwest Total Return Bond Fund Class A		385,915
Wells Fargo Stable Value Fund W		343,923
Wells Fargo Synthetic Stable Value Fund		99,139	(b)

Self-directed brokerage accounts		53,460	(b)

*Loans to participants, 3.25% to 9.25%		58,656	(b)

		$8,532,226

*Represents a party-in-interest transaction.

(a) Cost information omitted as all investments are fully participant directed.

(b) Current value includes assets transferred from Legacy Allergan, Inc. Retirement 401(k) Plan

AbbVie Puerto Rico Savings Plan

Financial Statements and Supplemental Schedule

December 31, 2021 and 2020 and for the Year Ended December 31, 2021

With Report of Independent Registered Public Accounting Firm

AbbVie Puerto Rico Savings Plan

C O N T E N T S

December 31, 2021 and 2020 and for the Year Ended December 31, 2021

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of the AbbVie Puerto Rico Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the AbbVie Puerto Rico Savings Plan (the Plan) as of December 31, 2021 and 2020, and the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2021 and 2020, and the changes in its net assets available for benefits for the year ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedules Required by ERISA

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2021, (referred to as the “supplemental schedule”), has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the Plan’s auditor since 2018.

Chicago, Illinois

June 23, 2022

1

AbbVie Puerto Rico Savings Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2021 and 2020

(Dollars in thousands)

	2021	2020
Assets
Cash	$447	$3
Investments, at fair value	496,860	411,369
Employer contributions receivable	12	74
Notes receivable from participants	4,938	5,353
Accrued interest and dividend income	-	4
Due from brokers	2	118

Total assets	502,259	416,921

Liabilities
Due to brokers	-	1

Total liabilities	-	1

NET ASSETS AVAILABLE FOR BENEFITS	$502,259	$416,920

The accompanying notes are an integral part of these statements.

2

AbbVie Puerto Rico Savings Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2021

(Dollars in thousands)

Additions
Contributions
Employer	$3,897
Participant	9,893
Rollovers	239

Total contributions	14,029

Investment income
Net appreciation in fair value of investments	76,489
Interest and dividends	11,834

Net investment income	88,323

Interest income on notes receivable from participants	301

Total additions	102,653

Deductions
Benefits paid to participants	17,130
Other expenses	184

Total deductions	17,314

NET INCREASE	85,339

Net assets available for benefits
Beginning of year	416,920

End of year	$502,259

The accompanying notes are an integral part of this statement.

3

AbbVie Puerto Rico Savings Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2021 and 2020

NOTE A - DESCRIPTION OF THE PLAN

The following description of the AbbVie Puerto Rico Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

Employees of AbbVie Inc.’s ("AbbVie") selected subsidiaries and affiliates in Puerto Rico (the “Company”) may, after meeting certain employment requirements, voluntarily participate in the Plan. The Plan’s sponsor is AbbVie Ltd. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Effective April 1, 2021, Empower Retirement began serving as the recordkeeper of the Plan and Great West Trust Company, LLC (“Custodian”) began serving as the custodian. Through March 31, 2021, Alight Solutions served as the recordkeeper of the Plan and The Northern Trust Company (“Northern Trust”) served as the custodian. Banco Popular de Puerto Rico serves as trustee (“Trustee”) of the Plan.

Contributions and Vesting

Contributions to the Plan are paid to the AbbVie Puerto Rico Savings Plan Trust (“Trust”). The Trust is administered by the Trustee, the Custodian (Northern Trust prior to April 1, 2021), and an investment committee comprised of AbbVie employees (the “Committee”).

Employees are eligible to make contributions immediately following their date of hire. Eligible employees electing to participate may contribute from 2% to 50% of their eligible earnings to the Trust. Participants may choose to make their contributions from either pretax earnings or after-tax earnings or both, subject to certain limitations. Participants who have attained age 50 before the end of the Plan year and who are making the maximum pretax contribution are eligible to make catch-up contributions. Participants’ pretax contributions are a pay conversion feature, which is a salary deferral option under the provisions of Section 1081.01(d) of the Puerto Rico Internal Revenue Code of 2011 (“Puerto Rico Code”), as amended. All the contributions are subject to certain limitations of the Puerto Rico Code. Participant contributions may be invested in any of the investment options offered by the Plan.

Employer contributions to the Plan are made each payroll period based on the participating employees’ eligible earnings. The amount of the employer contribution is determined by the Board of Directors of AbbVie and for the year ended December 31, 2021, was 5% of the participant’s eligible earnings if the employee elected to contribute at least 2% to the Plan. Employer contributions are invested each pay period according to the employee’s investment elections.

4

AbbVie Puerto Rico Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2021 and 2020

NOTE A - DESCRIPTION OF THE PLAN - Continued

Contributions and Vesting - Continued

The Plan offers a variety of investment options, including AbbVie common shares. AbbVie was established by the January 1, 2013 separation of Abbott Laboratories (“Abbott”) into two publicly traded companies. The separation was a tax-free distribution where Abbott shareholders received one share of AbbVie stock for every share of Abbott held as of the close of business on December 12, 2012, the record date for the distribution. Effective January 1, 2013, AbbVie participants may no longer make new contributions or transfer new money to purchase Abbott stock in the Plan; however, they may continue to hold Abbott stock in their Plan accounts.

Participants are at all times fully vested in their own contributions and earnings thereon. Vesting in employer contributions and earnings thereon is based on the following vesting schedule:

Vesting
Service	percentage
Less than two years	0%
Two years or more	100%

Non-vested portions of employer contributions and earnings thereon are forfeited as of an employee’s termination date. Forfeitures are used to (1) restore any forfeitures of participants who returned to service with the Company within a given period of time, (2) pay Plan expenses and (3) reduce future employer contributions if terminated participants do not return to service within the given period of time. In 2021, approximately $25,400 of forfeitures were used to reduce AbbVie’s contributions. As of December 31, 2021 and 2020, approximately $5,300 and $4,700, respectively, of forfeitures were available.

Distributions

Following retirement, termination or death, participants or their beneficiaries receive a distribution in cash, AbbVie common shares or direct rollovers, as applicable. Also, upon retirement, participants may elect to defer distribution to a future date, but distribution must be made or commence by the 1st of April following the year the participant reaches age 72 (or 70 ½ if the participant turned 70 ½ before January 1, 2020). Interest, dividends and other earnings will continue to accrue on such deferred amounts. Prior to separation of service, participants are permitted to withdraw their rollover contributions and their after-tax contributions in shares or in cash, subject to certain limitations. In-service withdrawals are available in certain circumstances as defined by the Plan. The Plan also permits hardship withdrawals for participants who meet the criteria outlined in the Plan document.

5

AbbVie Puerto Rico Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2021 and 2020

NOTE A - DESCRIPTION OF THE PLAN - Continued

Administrative Expenses

Participants are charged transaction fees for loan and withdrawal processing and commissions on purchases and sales of AbbVie shares and sales of Abbott stock. Investment fees for mutual funds and collective trusts are charged against the net assets of the respective fund. The Company pays other record-keeping and administration fees and Trustee fees, where applicable. Expenses paid by the Company are excluded from these financial statements.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and employer contributions and allocations of plan earnings, and is charged with any transaction fees or commissions incurred by the participant. Plan earnings are allocated based on the participant’s share of net earnings or losses of their respective elected investment options. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Notes Receivable from Participants

Participants may convert their pretax accounts to one or two loans to themselves. The borrowing may not exceed the lesser of the current market value of the assets allocated to their pretax accounts or 50% of all of their Plan accounts up to $50,000, subject to the Puerto Rico Code limitations and restrictions. Participants pay interest on such borrowings at the prime rate in effect at the time the participant loan is made. Loans must be repaid within five years (or by the employee’s anticipated retirement date, if sooner) unless the loan is used for the purchase of the primary residence of the employee, in which case the repayment period can be extended to a period of fifteen years (or until the employee’s anticipated retirement date, if sooner). Repayment is generally made through periodic payroll deductions but a loan may be repaid in a lump sum at any time. For employees terminating employment with AbbVie during the repayment period, the balance of the outstanding loan is netted from their Plan distribution.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements have been prepared using the accrual basis of accounting.

6

AbbVie Puerto Rico Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2021 and 2020

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

Investment Valuation

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan uses the following methods and significant assumptions to estimate the fair value of investments:

Common stock, mutual funds and collective trust funds - Valued at the published net asset value (“NAV”) or market price per share.

The fair value hierarchy under the accounting standard for fair value measurements consists of the following three levels:

•	Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets that the company has the ability to access;
•	Level 2 – Valuations based on quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuations in which all significant inputs are observable in the market; and
•	Level 3 – Valuations using significant inputs that are unobservable in the market and include the use of judgment by the company’s management about the assumptions market participants would use in pricing the asset or liability.

7

AbbVie Puerto Rico Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2021 and 2020

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation - Continued

The following tables set forth the fair value hierarchy levels of the Plan’s assets at fair value at December 31, (dollars in thousands):

	Basis of Fair Value Measurement
2021	Level 1	Level 2	Level 3	Total
Common stock	$256,868	$-	$-	$256,868
Mutual funds	37,032	-	-	37,032
Collective trust funds	202,960	-	-	202,960
Total assets at fair value	$496,860	$-	$-	$496,860

	Basis of Fair Value Measurement
2020	Level 1	Level 2	Level 3	Total
Common stock	$208,757	$-	$-	$208,757
Mutual funds	110,336	-	-	110,336
Collective trust funds	92,276	-	-	92,276
Total assets at fair value	$411,369	$-	$-	$411,369

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest. Delinquent loans are reclassified as distributions based upon the terms of the Plan. No allowance for credit losses has been recorded as of December 31, 2021 and 2020.

Investment Income Recognition

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net realized and unrealized appreciation/depreciation is recorded in the accompanying statement of changes in net assets available for benefits as net appreciation in fair value of investments.

Payment of Benefits

Benefits are recorded when paid.

8

AbbVie Puerto Rico Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2021 and 2020

NOTE C - INVESTMENTS

A summary of AbbVie common share data as of December 31, is presented below:

	2021	2020
AbbVie common shares, 1,334,710 and 1,350,430, respectively (dollars in thousands)	$180,720	$144,699
Market value per share	$135.40	$107.15

In general, the investments provided by the Plan are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant accounts and the amounts reported in the statements of net assets available for benefits.

NOTE D - RELATED-PARTY AND PARTY-IN-INTEREST TRANSACTIONS

The Plan held units of a collective trust fund managed by the Northern Trust for the Plan. The Plan also invests in the common stock of AbbVie. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transaction rules under ERISA. During 2021, the Plan received $7.1 million in common stock dividends from AbbVie.

Participants pay fees to the recordkeeper for loan and withdrawal transaction processing and also pay commissions on purchases and sales of AbbVie shares and sales of Abbott stock. These transactions qualify as permitted party-in-interest transactions.

NOTE E - PLAN TERMINATION

The Plan may be terminated at any time by AbbVie upon written notice to the Trustee and Committee, and will be terminated if AbbVie completely discontinues its contributions under the Plan. All participants’ account balances are fully vested upon Plan termination. Upon termination of the Plan, distributions of each participant’s share in the Trust, as determined by the terms of the Plan, will be made to each participant. At the present time, AbbVie has no intention of terminating the Plan.

9

AbbVie Puerto Rico Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2021 and 2020

NOTE F - TAX STATUS

The Plan has received a determination letter from the Commonwealth of Puerto Rico’s Department of Treasury (“Treasury”) dated August 12, 2020, stating that the Plan is qualified under Section 1081.01 of the Puerto Rico Code, and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Treasury, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Puerto Rico Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Puerto Rico Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the applicable taxing authorities. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that there are no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE G - Reconciliation of Financial Statements to the Form 5500

The following is a reconciliation of the December 31, 2021 net assets available for benefits per the financial statements to the Form 5500 (dollars in thousands):

Net assets available for benefits per the financial statements	$502,259
Contract value to fair value adjustment for stable value fund reported at fair value on Form 5500	645
Net assets available for benefits per Form 5500	$502,904

The following is a reconciliation of net increase in net assets available for benefits for the year ending December 31, 2021 per the financial statements to the Form 5500:

Net increase in net assets available for benefits per the financial statements	$85,339
Contract value to fair value adjustment for stable value fund reported at fair value on Form 5500	645
Net increase in net assets available for benefits per Form 5500	$85,984

10

AbbVie Puerto Rico Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2021 and 2020

NOTE H – SUBSEQUENT EVENTS

The Company has evaluated subsequent events and other than disclosed below, there were no subsequent events that require recognition or additional disclosure in these financial statements.

Effective January 1, 2022, the Plan was amended and restated. Any eligible employee who begins employment or re-employment on or after January 1, 2022, and any eligible employee who first becomes eligible to participate in the Plan on or after January 1, 2022, shall be covered by the AbbVie Savings Plan Plus (“ASP+”) provisions set forth in the Plan document. The ASP+ provisions provide for automatic enrollment into the Plan and matching contribution and annual company contribution formulas that differ from those that apply to participants who joined the Plan before January 1, 2022.

11

SUPPLEMENTAL SCHEDULE

12

AbbVie Puerto Rico Savings Plan

EIN: 980429860, Plan Number: 002

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2021

(Dollars in thousands)

Identity of party involved/		Current
description of asset	Cost (a)	value
*AbbVie Inc., common stock		$180,720

Abbott Laboratories, common stock		76,148

Money market fund
Vanguard Federal Money Market Fund		5

Mutual funds
American Funds EuroPacific Growth Fund, Class R6		7,244
American Funds Growth Fund of America, Class R6		21,867
American Funds Washington Mutual Investors Fund, Class R6		5,070
Diamond Hill Small/Mid-Cap Fund		2,845
Vanguard Total International Stock Index Fund		1

Collective trust fund
SSGA Target Retirement 2020 Non-Lending Series Fund Class M		22
State Street Target Retirement 2020 Securities Lending Series Fund Clas IV		11,624
State Street Target Retirement 2025 Securities Lending Series Fund Clas IV		16,314
State Street Target Retirement 2030 Securities Lending Series Fund Clas IV		15,777
State Street Target Retirement 2035 Securities Lending Series Fund Clas IV		8,548
State Street Target Retirement 2040 Securities Lending Series Fund Clas IV		5,716
State Street Target Retirement 2045 Securities Lending Series Fund Clas IV		3,197
State Street Target Retirement 2050 Securities Lending Series Fund Clas IV		1,213
State Street Target Retirement 2055 Securities Lending Series Fund Clas IV		1,295
State Street Target Retirement 2060 Securities Lending Series Fund Clas IV		866
State Street Target Retirement 2065 Securities Lending Series Fund Clas IV		212
State Street Target Retirement Income Securities Lending Series Fund Clas IV		4,146
State Street Global Allcap Equity Ex-US Index Securities Lending Series Fund Class II		26,370
State Street Russell Small/Mid Index Securities Lending Series Fund Class II		18,374
State Street S&P 500 Index Securities Lending Series Fund Class II		37,902
State Street US Bond Index Securities Lending Series Fund Class XIV		435
TCW Metwest Total Return Bond Fund Class A		21,661
Vanguard Institutional 500 Index Trust Fund		3
Wells Fargo Stable Value Fund Class X		29,930

*Loans to participants, 3.25% to 5.50%		4,938

		$502,443

*Represents a party-in-interest transaction.

(a) Cost information omitted as all investments are fully participant directed.

13

EXHIBIT INDEX

Exhibit No.	Exhibit

23.1	Consent of Independent Registered Public Accounting Firm — AbbVie Savings Plan

23.2	Consent of Independent Registered Public Accounting Firm — AbbVie Puerto Rico Savings Plan

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ABBVIE SAVINGS PROGRAM

Date: June 23, 2022	By:	/s/ Michael J. Thomas
Michael J. Thomas
Plan Administrator